EXHIBIT 17.2

AVERY  Sports Turf, Inc.


ROME, GEORGIA

1-30-03


Mr. Gary Borglund
7809 S. Towncenter #378
Bloomington, MN  55431

Dear Gary,

I am tendering my resignation as of today from Avery Sports Turf
Delaware, as I am concerned about misstatements with regard to the Building owned by my wife and not by Avery Sports Turf.

I also regret that the contracts for Avery Sports Turf, Inc. of Georgia have not been completed as stipulated.

Please forward this letter to the other Board of Directors and appropriate parties.

Enclosed are my ten million shares of stock-Insports-Avery Sports
Turf Delaware.


                                Sincerely yours,


                                /s/  George S. Avery
                                George S. Avery